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Exhibit 3

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com

News Release
For Immediate Release

North American Palladium Reports
Third Quarter 2007 Financial Results

  •
  Palladium production, compared to Q3 2006, increased 16% to 69,283 ounces.

  •
  Revenue before pricing adjustments for the third quarter of 2007 increased $4.0 million compared to 2006, however, this increase was more than offset by a $6.4 million negative foreign exchange pricing adjustment resulting in revenue after pricing adjustments of $36.5 million.

  •
  Cash cost per ounce1 of palladium produced, net of by-product metal revenues and royalties, was $224 (US $225) per ounce for Q3 2007 versus $239 (US $215) per ounce last year.

  •
  Third quarter 2007 net loss was $14.0 million or $0.25 per share compared to a loss of $11.2 million or $0.21 per share in the comparable period of 2006.

  •
  Operating cash flow1 for the quarter improved $1.4 million compared to 2006.

  •
  Debt was reduced by $22.3 million (30%) in 2007.

TORONTO, November 6 — North American Palladium Ltd. (TSX:PDL)(AMEX:PAL), today announced financial results for Q3 2007. As previously reported, palladium production volumes in Q3 2007 increased to 69,283 ounces representing an improvement of 16% versus the same period last year.

Palladium sales in Q3 2007 were recorded at US $344 per ounce, up 10%, compared to US $313 per ounce in Q3 2006.

Revenue before pricing adjustments for the third quarter of 2007 increased $4.0 million compared to third quarter 2006, reflecting higher volumes and improved commodity pricing of $8.1 million, partially offset by the lower exchange rate of $4.1 million due to continued strengthening of the Canadian dollar. This increase was, however, more than offset by a $6.4 million negative foreign exchange pricing adjustment, arising from the mark-to-market of concentrate awaiting settlement. Revenue after pricing adjustments for the third quarter of 2007 of $36.5 million decreased by $4.9 million (12%) compared to 2006.

For the nine months ended September 30, 2007, revenue after adjustments increased to $149.4 million from $108.4 million reflecting higher volumes and commodity prices of $69.8 million, partially offset by a negative foreign exchange variance of $20.1 million (includes $14.0 million mark-to-market pricing adjustment).

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

Cash cost per ounce1 of palladium produced, net of by-product metal revenues and royalties, was $224 (US $225) per ounce for Q3 2007 versus $239 (US $215) per ounce for Q3 2006.

The Company recognized a loss from mining operations of $14.9 million in the third quarter of 2007 compared to a loss of $6.0 million in the same period last year. The loss is due to lower revenue of $4.9 million, which includes negative foreign exchange adjustments of $10.5 million, and increased operating costs of $3.9 million. The increased operating costs are due primarily to increased amortization reflecting the 16% increase in palladium production as well as the adjustment in the mine plan that was effective from the fourth quarter of 2006 and that resulted in an increase in the unit of production amortization rate.

The net loss for Q3 2007 was $14.0 million or $0.25 cents per share compared to a loss of $11.2 million or $0.21 cents per share in the same period last year. For the nine months ended September 30, 2007, the Company's net loss decreased versus the prior year and was $17.6 million or $0.32 cents per share compared to a net loss of $26.7 million or $0.51 cents per share in the comparable period last year.

Operating cash flow1 (before changes in non-cash working capital) for the quarter improved by $1.4 million to $4.1 million compared to an operating cash flow of $2.7 million in 2006.

The Company's debt position was reduced to $52.6 million at September 30, 2007 compared to $74.9 million at December 31, 2006.

Mr. Jim Excell, President and CEO of North American Palladium commented, "The third quarter production results reflect continued improvements in our Lac des Iles mine operations and year-to-date palladium production is up 31% over last year. Operating cash flow for the quarter improved and our debt levels are down by 30% so far this year, however, the financial results do not reflect this due to the impact of the continued strengthening of the Canadian dollar."

Further information about the third quarter results are available in the Company's financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

Outlook

The Company revised fiscal year 2007 guidance in its October 18, 2007 third quarter production results release to approximately 285,000 ounces of palladium which, if achieved, will be a 20% increase over the previous year. In 2008, the Company will continue to focus on the development of its project pipeline. Project managers have been appointed for the Shebandowan West, Offset High Grade Zone and Arctic Platinum projects. The Company has retained Aker Kvaerner to prepare a definitive feasibility study for the Suhanko project which forms part of the Arctic Platinum project.

Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

Conference Call

The Company will host its third quarter conference call at 4:30 p.m. ET on Tuesday, November 6, 2007. The toll-free conference call dial-in number is 1-866-542-4237 and the local and overseas dial-in number is 416-641-6126. The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until November 13, 2007; toll-free at 1-800-408-3053, locally and overseas at 416-695-5800, access code #3240996.

1Non-GAAP Measures

This press release refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that these measures better reflect the Company's performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a) Reconciliation of Cash Cost per Ounce to Financial Statements

(thousands of dollars except per ounce amounts)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Production costs including overhead	$28,845	$30,305	$94,535	$82,905
Smelter treatment, refining and freight costs	5,510	3,999	16,505	10,950

	34,355	34,304	111,040	93,855
Less by-product metal revenue	21,454	21,687	81,425	56,984

	12,901	12,617	29,615	36,871

Divided by ounces of palladium	57,686	52,701	189,085	133,735
Cash cost per ounce (C$)	224	239	157	276
C$ exchange rate	0.996	1.115	1.070	1.132

Cash cost per ounce (US$)	225	215	146	243

(b) Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements*

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Operating Cash Flow	$4,068	$2,716	$39,970	$1,491
Changes in Non-cash Working Capital	5,375	(3,364)	(25,015)	(29,706)

Cash Provided by Operating Activities	$9,443	$(648)	$14,955	$(28,215)

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

About North American Palladium

North American Palladium is Canada's foremost primary producer of palladium. The Company's core palladium business at the Lac des Iles mine is strengthened by a significant contribution from nickel, platinum, gold and copper by-product metals. The Company continues to pursue three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland.

Please visit www.napalladium.com for further information on North American Palladium.

For further information, please contact:

Jim Excell
President and Chief Executive Officer
Tel: (416) 360-7971 Ext. 223
Email: jexcell@napalladium.com

Fraser Sinclair
Vice President, Finance & Chief Financial Officer
Tel: (416) 360-7971 ext. 222
Email: fsinclair@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel: (416) 360-7971 Ext. 226
Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information is available in the Company's MD&A filed on its website and on www.sedar.com.

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	September 30 2007	December 31 2006
	(unaudited)
ASSETS
Current Assets
Cash	$4,154	$3,153
Concentrate awaiting settlement, net	83,076	82,050
Taxes recoverable	–	145
Inventories	17,124	14,164
Current portion of crushed and broken ore stockpiles	7,603	7,134
Other assets	2,578	2,602

	114,535	109,248
Mining interests, net	121,366	146,617
Mine restoration deposit	8,151	8,041
Crushed and broken ore stockpiles	380	289
Deferred financing costs	–	962

	$244,432	$265,157

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$15,616	$21,526
Advance purchase facility	3,990	–
Taxes payable	11	–
Future mining tax liability	190	149
Current portion of obligations under capital leases	1,689	2,104
Current portion of convertible notes payable	27,997	22,148
Current portion of long-term debt	5,950	6,662
Kaiser Francis credit facility	–	5,827

	55,443	58,416
Mine restoration obligation	8,792	8,211
Obligations under capital leases	2,257	4,111
Convertible notes payable	5,296	23,062
Long-term debt	5,460	10,992
Future mining tax liability	559	381

	77,807	105,173
Shareholders' Equity
Common share capital and common share purchase warrants	363,640	339,743
Equity component of convertible notes payable, net of issue costs	8,779	12,336
Contributed surplus	5,162	1,269
Deficit	(210,956)	(193,364)

Total shareholders' equity	166,625	159,984

	$244,432	$265,157

North American Palladium Ltd.

Consolidated Statements of Operations and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Revenue from metal sales – before pricing adjustments	$42,674	$38,704	$156,429	$99,758
Pricing adjustments – commodities	237	2,927	6,957	10,445
Pricing adjustments – foreign exchange	(6,419)	(200)	(13,960)	(1,761)

Revenue from metal sales	36,492	41,431	149,426	108,442

Operating expenses
Production costs, excluding amortization and asset
retirement costs	28,845	30,305	94,535	82,905
Smelter treatment, refining and freight costs	5,510	3,999	16,505	10,950
Amortization	12,201	9,004	36,032	20,139
Administrative	1,695	1,462	5,712	5,225
Exploration expense	2,933	2,576	6,959	7,259
Loss on disposal of equipment	–	–	–	194
Asset retirement costs	173	134	850	389

Total operating expenses	51,357	47,480	160,593	127,061

Loss from mining operations	(14,865)	(6,049)	(11,167)	(18,619)

Other expenses (income)
Interest on long-term debt, capital leases and
convertible notes payable	944	1,503	3,648	3,621
Foreign exchange loss (gain)	(3,170)	74	(8,151)	(600)
Accretion expense relating to convertible notes
payable	3,144	3,692	10,656	6,152
Interest expense	127	–	883	–
Interest income	(62)	(146)	(332)	(609)
Deferred financing costs	175	223	616	882

Total other expenses	1,158	5,346	7,320	9,446

Loss before taxes	(16,023)	(11,395)	(18,487)	(28,065)
Recovery for income and resource taxes	(1,990)	(148)	(895)	(1,352)

Loss for the period	(14,033)	(11,247)	(17,592)	(26,713)
Deficit, beginning of period	(196,923)	(174,721)	(193,364)	(159,255)

Deficit, end of period	$(210,956)	$(185,968)	$(210,956)	$(185,968)

Loss per share
Basic	$(0.25)	$(0.21)	$(0.32)	$(0.51)

Diluted	$(0.25)	$(0.21)	$(0.32)	$(0.51)

Weighted average number of shares outstanding
Basic	55,226,870	52,754,112	54,289,652	52,448,659

Diluted	55,226,870	52,754,112	54,289,652	52,448,659

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Cash provided by (used in)
Operations
Loss for the period	$(14,033)	$(11,247)	$(17,592)	$(26,713)
Operating items not involving cash
Accretion expense relating to convertible
notes payable	3,144	3,692	10,656	6,152
Amortization	12,201	9,004	36,032	20,139
Amortization of deferred financing costs	175	223	616	378
Interest settled in shares on convertible notes	427	547	2,008	942
Accrued interest on mine restoration deposit	–	–	(110)	(84)
Unrealized foreign exchange (gain) loss	3,679	(33)	7,088	(559)
Asset retirement costs	173	134	850	389
Future income tax recovery	(1,990)	(139)	(895)	(1,269)
Write-off of deferred financing costs	–	–	–	504
Stock based compensation and employee benefits	292	535	1,317	1,418
Loss on disposal of equipment	–	–	–	194

	4,068	2,716	39,970	1,491
Changes in non-cash working capital	5,375	(3,364)	(25,015)	(29,706)

	9,443	(648)	14,955	(28,215)

Financing Activities
Advances (settlements) under purchase facility	(4,878)	–	3,990	–
Issuance of common shares	–	33	5,703	3,953
Repayment of long-term debt	(1,496)	(1,611)	(10,538)	(4,906)
Repayment of obligations under capital leases	(480)	(555)	(1,562)	(1,730)
Mine restoration deposit	–	–	–	(600)
Issuance of convertible notes	–	–	–	41,037
Increase in long term debt and credit facility	–	–	–	2,311
Deferred financing costs	–	–	–	(2,364)

	(6,854)	(2,133)	(2,407)	37,701

Investing Activities
Additions to mining interests	(2,940)	(4,072)	(11,547)	(15,156)

Increase (decrease) in cash and cash equivalents	(351)	(6,853)	1,001	(5,670)
Cash and cash equivalents, beginning of period	4,505	16,214	3,153	15,031

Cash and cash equivalents, end of period	$4,154	$9,361	$4,154	$9,361

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  Exhibit 3
North American Palladium Ltd. Consolidated Balance Sheets (expressed in thousands of Canadian dollars)
North American Palladium Ltd. Consolidated Statements of Operations and Deficit (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)
North American Palladium Ltd. Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars) (unaudited)